File No. 70-9183

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 ----------------------------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 3 TO

                                    FORM U-1

                           APPLICATION AND DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                 CMP GROUP, INC.
                           CENTRAL MAINE POWER COMPANY
                                 83 Edison Drive
                              Augusta, Maine 04336
                  --------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
                  --------------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                 CMP Group, Inc.
                           Central Maine Power Company
                                c/o Anne M. Pare
                         Corporate Counsel and Secretary
                           Central Maine Power Company
                                 83 Edison Drive
                              Augusta, Maine 04336
                  --------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                         E. Ellsworth McMeen, III, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513



     The Form U-1 Application and Declaration in this proceeding, originally filed with the Commission on March 4, 1998, and amended on June 11, 1998 and on July 8, 1998, is hereby amended to the extent indicated below.

1. The name of the holding company has been changed from "HoldCo, Inc." to "CMP Group, Inc." To conform with this change, the application is hereby amended in the following places by replacing the name "HoldCo, Inc." with "CMP Group, Inc.": the cover page, the first sentence of the introductory paragraph, the notice section in the final paragraph of Item 5, and the signature block.

2.  The fifth paragraph of Item 1.C is restated as follows:

       "The consummation of the Merger pursuant to the Plan of Merger is subject to a number of conditions. One condition is approval of the Reorganization by the Commission under Sections 9(a)(2) and 10 of the 1935 Act and the granting by the Commission of an exemption to Holding Company and Central Maine under
Section 3(a)(1) of the 1935 Act as requested by this application. The Plan of Merger is subject to approval by the affirmative vote of a majority of the outstanding shares of Central Maine Common Stock and Central Maine 6% Preferred Stock, voting together as a single class, and a majority of the outstanding shares of Central Maine Common Stock voting separately. At Central Maine's Annual Meeting of Shareholders held on May 21, 1998, Central Maine's shareholders approved the Plan of Merger. The Reorganization is also subject to approval by the MPUC, the FERC and the Nuclear Regulatory Commission (the "NRC") and approval by the Connecticut Department of Public Utility Control ("Connecticut DPUC")./6/ On May 1, 1998, the MPUC granted its approval of the Reorganization in Phase I of the Maine proceeding. This approval in Phase I of the proceeding is sufficient to close the Reorganization. On July 6, 1998, the MPUC issued an order in Phase II of the Reorganization proceeding, which concerned the creation of EnerMark and the approval of certain support services agreements. The NRC issued its order approving the Reorganization on June 2, 1998. The FERC issued its order approving the Reorganization on July 16, 1998. The Connecticut DPUC issued its order approving the Reorganization on August 5, 1998."

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/6/  Approval  by the  Connecticut  DPUC  is  required  due to  Central  Maine's ownership of a 2.5% interest in the Millstone No. 3 nuclear unit.
----------

3.  Item 4 is restated as follows:

       "The Reorganization requires the approval of the MPUC, the FERC, the NRC, and the Connecticut DPUC. Central Maine filed an application with the MPUC, a copy of which is attached hereto as Exhibit D-1, and a copy of the MPUC order in Phase I pursuant thereto is attached hereto as Exhibit D-2. A copy of the MPUC order in Phase II is attached hereto as Exhibit D-2A. Central Maine filed an application with the FERC, a copy of which is attached hereto as Exhibit D-3 and a copy of the FERC order pursuant thereto is attached hereto as Exhibit D-4. Central Maine filed an application with the NRC, a copy of which is attached hereto as Exhibit D-5 and a copy of the NRC order pursuant thereto is attached hereto as Exhibit D-6. Central Maine filed an application with the Connecticut DPUC, a copy of which is attached hereto as Exhibit D-7 and a copy of the Connecticut DPUC order pursuant thereto is attached hereto as Exhibit D-8. Other than such enumerated approvals and the approval of the Commission hereunder, no other regulatory approvals are required for the Reorganization."

4.  Item 6.  The following exhibits are filed herewith.

D-4     Order of the FERC.                     Filed herewith.
D-8     Order of the Connecticut DPUC.         Filed herewith.



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  August 6, 1998                    CMP GROUP, INC.


                                         By:  /s/ Anne M. Pare
                                            ------------------------------
                                            Name:  Anne M. Pare
                                            Title:  Treasurer, Corporate
                                                    Counsel and Secretary


Date:  August 6, 1998                    CENTRAL MAINE POWER COMPANY


                                         By:  /s/ Anne M. Pare
                                            ------------------------------
                                            Name:  Anne M. Pare
                                            Title:  Corporate Counsel and
                                                    Secretary